Exhibit 99.10

Date:       June 12, 2002

To:         Eligible Employees of Trenwick Group Ltd.

Subject:    Last Week to Elect to Participate in the Stock Option Exchange
            Program

If you wish to participate in the Stock Option Exchange Program, this Friday is the deadline for making or changing your election. If you do not make an election prior to 11:59 p.m. Eastern Time (U.S.) on June 14, 2002, you will not be allowed to participate in the Stock Option Exchange Program.

Due to the short amount of time remaining, if you want to participate in the Stock Option Exchange Program or change your election, we strongly recommend that you send your election form to us via fax (Fax No. 203-353-5550). If you mail your election or change form this week, there is no guarantee that your form will be received by June 14th. Remember, your participation or change is determined by the date we receive your election or change, not the postmark date.

Election or change forms received after June 14th will NOT be accepted.

If you do NOT want to participate in the Stock Option Exchange Program, you do not need to make an election. No response from you will mean that your current options remain in effect under the original terms and conditions of those options.

If you have any questions, please feel free to call me. My telephone number is
(203) 602-3074.